UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lufkin Industries, Inc.

(Name of Subject Company (issuer))

Lufkin Industries, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Certain Options Granted under the Lufkin Industries, Inc. 1990 Stock Plan to Purchase Common Stock, par value $1.00 per share

(Title of Class of Securities)

549764108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Paul G. Perez

Lufkin Industries, Inc.

601 Raguet

Lufkin, Texas 75904

(936) 637-5267

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kimberly A. Osburn

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 1 to the Tender Offer Statement on Schedule TO, is being filed by Lufkin Industries, Inc., a Texas corporation for the purpose of amending Item 12 to include revised exhibits.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 8, 2004.

(a)(1)(B)	Form of Letter of Transmittal, dated January 8, 2004.

(a)(1)(C)*	Form of Letter to Holders.

(a)(1)(D)*	Form of Decline Letter.

(a)(1)(E)	Form of Notice of Withdrawal.

(a)(1)(F)	Lufkin Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 26, 2003 (File No. 0-2612), is incorporated herein by reference.

(a)(1)(G)	Lufkin Industries, Inc. Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 (File No. 0-2612), are incorporated herein by reference.

(a)(1)(H)	Lufkin Industries, Inc. Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders, filed with the SEC on April 1, 2003, is incorporated herein by reference.

(d)(1)	Articles of Incorporation, as amended, included as Exhibit 3 to Form 10-K of Lufkin Industries, Inc. for the year ended December 31, 1990, which exhibit is incorporated herein by reference.

(d)(2)	Articles of Amendment to Fourth Restated Articles of Incorporation, included as Exhibit 3.1 to Form 8-K of Lufkin Industries, Inc. filed December 10, 1999, which exhibit is incorporated herein by reference.

(d)(3)	Restated Bylaws, included as Exhibit 3.2 to Form 8-K of Lufkin Industries, Inc. filed December 10, 1999, which exhibit is incorporated herein by reference.

(d)(4)	Lufkin Industries, Inc. 1990 Stock Plan, as amended, is incorporated herein by reference to Exhibit 4.3 to Lufkin Industries, Inc.’s registration statement on Form S-8 dated August 23, 1995 (Registration No. 33-62021), which plan is incorporated herein by reference.

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lufkin Industries, Inc.

/s/ Douglas V. Smith
Douglas V. Smith, President and Chief Executive Officer

Date: January 20, 2004

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